UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	18 May 2021

Release Number	06/21

Bank of America Metals, Mining and Steel Conference

BHP CEO, Mike Henry, will present at the Bank of America Metals, Mining and Steel Conference today.

A copy of the presentation and speech are attached.

These are also available on BHP’s website at: https://www.bhp.com/investor-centre/investor-presentations-and-briefings/

The webcast of the presentation will be available at: http://www.veracast.com/webcasts/bofa/globalmetalsminingandsteel2021/id8I309l.cfm

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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Bank of America Metals, Mining and Steel Conference

18 May 2021

Positioned for the future

Thank you. It’s great to have the opportunity to join you again.

Just before I turn to the main topics I am going to speak to today, I want to start by saying how pleased I am with how the company is performing.

We are safer and delivering more reliable performance. This, coupled with the quality of our assets and our disciplined cost control, is allowing us to secure maximum benefit from the record high iron ore and copper prices.

We have delivered a number of major projects in the past twelve months – the 185 thousand tonne per annum expansion at the Spence copper asset, Atlantis Phase 3 and the Ruby project in Petroleum, and in the next few days we will announce first production at the 80 million tonne per annum South Flank iron ore project, with its higher grade and lump fraction. All brought in on time and on budget in spite of COVID-19, and perfectly timed given where copper and iron ore prices are at.

We had the counter-cyclical acquisition of an extra stake in the Shenzi asset in Petroleum. And we have secured more exploration partnerships and early stage growth opportunities in copper and nickel. Finally, we have made marked progress on our efforts to reduce operational emissions and have signed a number of partnerships with others in the value chain targeted at reducing Scope 3 emissions. So overall, the company is really going well at the moment.

Building upon this strong near term performance though, today I want to talk about two things:

•	Firstly, the critical need for resources in meeting the world’s decarbonisation challenge and to support global economic growth and development.

•	And secondly, BHP’s commitment to playing a leading role in ensuring these demands get met sustainably.

We are optimistic for the future. We believe the world can both decarbonise and achieve the higher living standards that people aspire to. We are at the centre of both these aims.

Recent times have seen greater uncertainty and volatility in markets and geopolitics, and growing expectations on the part of shareholders, communities and broader society. In addition, there are increasing technical and financial challenges in finding and developing the fresh supply required in some commodities.

Successful companies will be those with a clear strategy and sense of purpose, who are exceptional operators and allocators of capital, are in tune with the changing world around them and who focus on bringing this all together to create long-term value for all their stakeholders. This is BHP. We have built the organisational capability, relationships and balance sheet strength to allow us to thrive in this environment.

The outlook for our commodities is compelling.

Government stimulus and pro-growth agendas, which are expected to remain in place for an extended period, are anticipated to lead to robust growth, a lift in inflation and solid demand for mineral resources and oil and gas.

This is occurring at a time when our industry’s capital discipline and decline in exploration success over a number of years means there are fewer high quality growth projects in the industry pipeline to meet this demand.

The drive to more rapidly decarbonise the globe may also accelerate demand for many of the products we produce. A growing number of governments are committing to tackling climate change with greater ambition and are cooperating to do so.

A transition to a world where warming is limited to no more than 1.5 degrees above pre-industrial levels is positive for BHP and would allow us to create significant value.

In a Paris-aligned scenario1, we expect a more than doubling of the amount of primary copper and a quadrupling of the amount of primary nickel demand over the next 30 years, as was produced over the last 30. Demand for steel will almost double on this basis, and potash will be vital for more efficient agricultural practices. And as the shift to cleaner energy sources occurs, the world will still need oil and gas to power mobility and everyday life on its pathway to decarbonisation.

[1]	This speech should be read in conjunction with the BHP Climate Change Report 2020 available at bhp.com which details our planning cases and portfolio analysis under a 1.5°C Paris-aligned Scenario.

1

The world is going to need more supply of some commodities in order to continue to grow and to make the transition to cleaner energy.

The level of global effort, innovation and coordination to limit warming to 1.5 degrees is massive. However, the commitment and intention for the future is becoming clearer.

At BHP for over 130 years we have been reliably providing our customers with high quality supply of the commodities they need and for the world to grow. Like our purpose says, we have been bringing people and resources together to build a better world.

The world is continuing to evolve and it is doing so in a way that plays to BHP’s strengths.

We are running our operations exceptionally well. We are safer, more reliable, and more productive than ever before. We have now had almost two and a half years fatality free, an exceptional result. And our two largest assets, Western Australia Iron Ore and our Escondida copper mine, have continued to set production and throughput records, while delivering excellent cost performance.

We remain hungry to improve. We have redoubled our focus on becoming even safer. We are systematically unlocking even greater performance from our equipment and infrastructure. We are enabling our people and are investing in capability – be it in trade skills, through our FutureFit Academy and Operations Services, or technical skills, through our centres of excellence. And we are underpinning this by ensuring we have an inclusive and diverse workforce.

Our portfolio is well-positioned. We produce commodities essential to everyday life, global economic growth and the energy transition. Around 60 per cent2 of our production is in commodities that support steel-making, which we anticipate will see strong demand as the world decarbonises.

Around one quarter2 of our portfolio is currently in ‘future facing commodities’, which for us are copper, nickel and potash, and we expect to grow this over the coming years. This includes an increase in average copper production over the next five years of more than 300 thousand tonnes per annum3, equivalent to adding another Spence to the portfolio.

Given our rock-solid foundations of a strong balance sheet and disciplined approach to capital allocation, we are positioned well to be able to continue to pursue new opportunities for growth.

As we have done for over a century, we will continue to meet the world’s changing and growing demand for commodities.

There is though an obvious tension between the world’s need for more resources and the need to make the world more sustainable: both for people and for the environment. It is essential that both are achieved. Growing demand must be met ever more sustainably.

This requires alignment between resources companies like BHP, investors and society on how best to navigate this tension. Better alignment will enable the transition to be achieved more sustainably, quickly and cost effectively. Conversely, a lack of alignment will result in poorer sustainability outcomes, and slower and more costly progress on the energy transition.

BHP is committed to continuing to create value for shareholders and all of its stakeholders. We will continue to demonstrate leadership on sustainability, including on climate change.

We have been taking real action on climate for decades. Most of our assets are already at the lower end of their respective emissions intensity curves, and we are working to lower them further.

Consistent with our commitment to reduce operational emissions by at least 30 per cent by 20304 and be net zero by 2050, a number of our assets are on the way to having a substantial portion, or even all, their electricity provided by renewables.

[2]	Based on FY20 copper equivalent production at FY20 average realised prices.
[3]	Represents average copper production from our existing operations over the next five years, relative to mid-point of FY21 guidance.
[4]	FY2020 baseline will be adjusted for any material acquisitions and divestments based on greenhouse gas emissions at the time of the transaction. Carbon offsets will be used as required.

2

Beyond greening our electricity supplies, we will decarbonise our mining equipment, through displacing diesel. This is a much more complex task but we are partnering with industry and equipment manufacturers to drive this transition.

Outside our operations, we are working with others in our value chain to develop solutions for hard-to-abate emissions.

For example, we are working with some of the world’s leading steel makers, and with technology start-ups, to identify pathways and develop technologies to reduce steel-making emissions. Over the past six months, we have established partnerships with three major steelmakers in China and Japan, whose combined output equates to around 10 per cent of global steel production – more than that produced in all of Europe.

And, as one of the world’s largest bulk freight charterers, we are working with the maritime industry to support greener freight. We have pioneered the world’s first tender for LNG-fuelled bulk carriers; successfully completed a trial of marine biofuels; and, just last month, were the only resources company to become a founding member of the Maritime Decarbonisation Centre to be set up in Singapore.

These actions are aligned with our commitment to addressing climate change by reducing our own emissions and by working with partners to reduce emissions in the value chains in which we operate.

We believe the future is increasingly clear and our strategy, portfolio, capabilities and approach to social value position us to play an important role in meeting the twin objectives of an accelerated energy transition, and continued economic development and improvement in living standards. We are committed to doing so sustainably. And we are well-placed to generate great returns and value for shareholders and to support others to grow and prosper.

Thank you.

3

Positioned for the future Mike Henry Chief Executive Officer 18 May 2021

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; assumed long-term scenarios; potential global responses to climate change; the potential effect of possible future events on the value of the BHP portfolio; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. These forward-looking statements are based on the information available as at the date of this release and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. BHP Climate Change Report 2020 This presentation should be read in conjunction with the BHP Climate Change Report 2020 available at bhp.com. Some of the information in this presentation provides a concise overview of certain aspects of that Report and may omit information, analysis and assumptions and, accordingly, BHP cautions readers from relying on that information in this presentation in isolation. Presentation of data Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content is contained on slide 9. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2020 to 31 December 2020. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Bank of America Metals, Mining and Steel Conference 18 May 2021 2

Creating value for the long term

Economic growth and the energy transition represent significant opportunity for BHP

Our commodities are essential to global economic growth and the energy transition

BHP will do best in a transition to a world where warming is limited to 1.5ºC

Our world-class operations, portfolio and balance sheet position us well to capitalise on opportunities

We are committed to leadership in social value

~4x
as much nickel needed over next 30 years[1]

~2x
as much copper and steel needed over next 30 years[1]

>300 ktpa
more BHP copper production (on average) over next five years[2]

~10%
of global steelmaking production in emissions reduction partnerships with us

Bank of America Metals, Mining and Steel Conference
18 May 2021
3
BHP

BHP

A compelling outlook for value Encouraging signs of recovery and renewal in the near term; major inflection points beckon beyond that Policy makers Fears of Growth & inflation Synchronised Macro environment remain growth austerity and expectations upswing focused deflation recede increase Demand Disciplined Tightens market BHP The resources cycle recovery supply balances opportunity Climate strategies Easier-to-abate Widespread carbon Increased likelihood Decarbonisation take shape sectors “take-off” pricing of Paris outcomes Bank of America Metals, Mining and Steel Conference 18 May 2021 5

BHP benefits from more rapid decarbonisation As decarbonisation accelerates the world will require more copper, nickel, potash and steel 1.5°C Scenario1 Cumulative demand in the next 30 years compared to the last 30 years (%) Central Energy View Lower Carbon View 400 Climate Crisis Planning range5 350% 300 200 100 0 Nickel1 Potash Uranium3 Copper1 Iron ore4 Natural gas Metallurgical coal4 Oil Source: BHP, Vivid Economics. Note: Our portfolio is tested across a range of future scenarios, including a scenario where warming is limited to 1.5°C. Scenarios were developed prior to the impacts of the COVID-19 pandemic, and therefore any possible effects of the pandemic were not considered in the modelling. Bank of America Metals, Mining and Steel Conference 18 May 2021 6

Capitalising on opportunities Reliably and sustainably producing the high quality commodities needed by the world Safer, more reliable with higher margin Portfolio well positioned to protect and grow value Strong free cash flow and balance sheet High shareholder returns Escondida Strong social value performance Bank of America Metals, Mining and Steel Conference 18 May 2021 7

We are committed to sustainability leadership Resources are essential for global economic growth and the energy transition Environmental accountability Creating Social value Leading Governance practices All the while remaining accountable. Committed to material positive impact Providing skilled jobs for our people Our progress will be a key metric for in decarbonisation of our sector. and support for our communities. success. Targeting lower operational emissions: Social investment: No less than 1% of Gender balance: Executive Leadership At least 30% by FY2030 from FY2020 pre-tax profit7 Team at 50% and Board at 33%; goal to levels6; goal of net zero by 2050 achieve whole-of-company gender balance Indigenous employment: 8% in by 2025 Partnering: Decarbonisation pathways for Australia by end-FY2025 our value chain (HBIS, China BaoWu, JFE, Executive remuneration: Linked to LNG bulk carriers) Health and safety: Target fatality safety, returns and climate targets elimination (technology and contractor (where weighting increased in Impact investing: Renewable power and partnerships); support wellbeing (mental FY2021) desalination health framework) Bank of America Metals, Mining and Steel Conference 18 May 2021 8

Footnotes 1. Slide 3 and 6: Represents cumulative demand in the next 30 years compared to the last 30 years. Nickel and copper demand references primary metal. Figures refer to BHP’s 1.5°C Scenario. BHP’s scenarios are outlined in the Climate Change Report 2020. Source: BHP, Vivid Economics. 2. Slide 3: Represents average copper production from our existing operations over the next five years, relative to mid-point of FY21 guidance. 3. Slide 6: Nuclear power was used as a proxy for historic and future cumulative demand for uranium. 4. Slide 6: Iron ore and metallurgical coal demand based on Contestable Market (Global seaborne market plus Chinese domestic demand). 5. Slide 6: Our Planning Ranges reflect our deterministic view of future outcomes for commodity demand. The low and high end of the range are constructed to be both plausible and challenging, with the balance of risks around these boundary cases necessarily skewed back towards the body of the range. 6. Slide 8: FY2020 baseline will be adjusted for any material acquisitions and divestments based on greenhouse gas emissions at the time of the transaction. Carbon offsets will be used as required. 7. Slide 8: No less than 1% pre-tax profit (3-year rolling average). Bank of America Metals, Mining and Steel Conference 18 May 2021 9

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: May 18, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary